Exhibit 99.1

Silicon Motion Technology Corporation Announces First Quarter Results for the Period Ended March 31, 2006: Market Conditions Contribute to Sequential Weakness but Growth Expected to Pick Up in Q2

First Quarter 2006 Financial Summary:

•	Sales grew 10% year-over-year and declined 35% sequentially to NT$566 million (US$17.5 million)

•	Gross margin was flat at 53.0% compared to 53.9% in 4Q05

•	Net income increased 42% year-over-year and fell 44% sequentially to NT$137 million (US$4.2 million)

•	Diluted earnings per American Depositary Share (ADS) was NT$4.38 (US$0.14), up 20% from NT$3.64 (US$0.12) in 1Q05 but down 44% from NT$7.81 (US$0.23) in 4Q05

First Quarter 2006 Business Highlights:

•	Unit shipments of mobile storage products grew 86% year-over-year and declined 33% sequentially to 20 million units

•	Unit shipments of multimedia System-on-Chip (SoC) products grew 205% year-over-year and declined 48% sequentially to approximately 496,000 units

•	The Company started volume production of its two new USB 2.0 flash disk controllers on 0.16-micron process

Taipei, Taiwan, R.O.C., April 27, 2006 – Silicon Motion Technology Corporation (NASDAQ : SIMO; “the Company”), a leading fabless semiconductor company that designs, develops, and markets universally compatible, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market, today announced its first quarter 2006 financial results. Under accounting principles generally accepted in the United States of America (US GAAP), diluted earnings per ADS was NT$4.38 (US$0.14) in the first quarter of 2006 (1Q06), an increase of 20% from NT$3.64 (US$0.12) in the same period of the previous year (1Q05) and a decrease of 44% from NT$7.81 (US$0.23) in the fourth quarter of 2005 (4Q05). Net income for 1Q06 was NT$137 million (US$4.2 million), an increase of 42% from NT$96 million in 1Q05 and a decrease of 44% from NT$246 million in 4Q05.

US GAAP net income for 1Q06 reflected stock-based compensation expense in the amount of NT$18 million (US$0.55 million) as a result of the Company’s adoption of SFAS No 123(R), effective January 1, 2006. Excluding stock-based compensation, the Company’s non-GAAP net income for 1Q06 was NT$155 million (US$4.8 million). Non-GAAP earnings per ADS were NT$4.90 (US$0.15).

Commenting on the results, Silicon Motion’s President and CEO, Wallace Kou, said,

“As we mentioned a few weeks ago in our guidance update, NAND flash memory prices fell significantly throughout the first quarter, with some densities having fallen as much as 60-70%. The prolonged price decline caused many of our customers to postpone purchases of NAND flash memory and controllers. This exacerbated the slowdown that is typically associated with what is normally a seasonally slow quarter. As a result, sales of our mobile storage products fell 44% compared with the fourth quarter. Despite the setback in the first quarter, we still managed to post a 10% rise in sales compared to the first quarter of 2005 and a 42% increase in net income. Even more importantly, our gross margin remained largely unchanged from the fourth quarter at 53.2%. In what was probably the biggest highlight of the quarter, we managed to buck the seasonality trend in our Multimedia SoC business and increased our sales by 12% from the fourth quarter, mainly as a result of reasonably strong demand for multimedia display processors.

Since the beginning of the second quarter we have seen a moderation in the rate of price declines in NAND flash memory. We are cautiously optimistic that this uptrend bodes well for a recovery in the flash memory card market and our controllers that are used in the flash memory cards.”

First Quarter 2006 Financial Review1

Sales

Net sales in the first quarter totaled NT$566 million (US$17.5 million), an increase of 10% from 1Q05 and a decrease of 35% from 4Q05. Overall unit shipments increased 88% from 1Q05 and fell 33% from 4Q05. The blended average selling price per unit fell 41% from 1Q05 and 3% from 4Q05.

By product, net sales from mobile storage products accounted for 72% of total net sales, which was down from 84% in the fourth quarter of 2005. Net sales from multimedia SoCs represented 27% of total net sales, which was an increase from 16% in 4Q05. Net sales from other products in the current period accounted for approximately 1% of net sales.

As % of Net Sales	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
Mobile Storage Products	80%	87%	92%	86%	80%	87%	84%	72%
Multimedia SoCs	18%	13%	7%	13%	19%	13%	16%	27%
Others	2%	0%	1%	1%	1%	0%	0%	1%
Total	100%	100%	100%	100%	100%	100%	100%	100%

Net sales from mobile storage products, which include flash memory card controllers and USB 2.0 flash disk controllers, declined 8% from 1Q05 and 44% from 4Q05 to NT$409 million (US$12.7 million). Unit shipments increased 86% from 1Q05 but fell 33% from 4Q05 to 20 million units. The ASP per unit in 1Q06 declined 17% from 4Q05, with steeper declines for USB 2.0 flash disk controllers and smaller declines for flash memory card controllers. The decline in ASP was primarily attributed to pricing pressure in a soft business environment.

[1]	Note: Unless otherwise stated, all financial information used in this press release is unaudited, consolidated, prepared in accordance with US GAAP and denominated in New Taiwan dollars. US dollar amounts are translated for convenience only. Such financial information is generated internally and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

Net sales from multimedia SoC products, which include multimedia display processors and portable audio SoCs, grew 129% from 1Q05 and 12% from 4Q05 to NT$152 million (US$4.7 million). Unit shipments of multimedia SoC products increased 205% from 1Q05 but decreased 48% from 4Q05 to approximately 496,000 units. The ASP per unit for multimedia SoC products increased 114% from 4Q05 primarily because multimedia display processors, which command higher selling prices compared to portable audio SoCs, comprised a greater proportion of the total number of multimedia SoC products sold in the first quarter.

Unit Shipment (thousand units)	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
Mobile Storage Products	4,913	9,983	14,549	10,912	14,120	24,265	30,146	20,306
Multimedia SoCs	114	128	111	163	337	407	947	496
Others	34	3	—	17	59	3	7	21
Total	5,061	10,114	14,660	11,092	14,516	24,675	31,100	20,823

Expenses

The cost of sales in 1Q06 totaled NT$266 million (US$8.2 million), representing decreases of 9% from 1Q05 and 34% from 4Q05. The year-over-year decrease was driven primarily by a decline in total wafer costs. The sequential decrease was driven primarily by a decline in total wafer, assembly, and test costs, as a result of the lower sales volume overall, as well as lower manufacturing personnel expenses. The gross margin for the quarter was 53.0%, up from 43.6% in 1Q05 and down slightly from 53.9% in 4Q05. Non-GAAP gross margin was 53.2%.

Total operating expenses in 1Q06, which include sales and marketing expenses, general and administrative (G&A) expenses, and research and development (R&D) expenses, were NT$174 million (US$5.4 million), an increase of 36% from 1Q05 and a decrease of 16% from 4Q05. Total operating expenses, excluding stock-based compensation expense, increased 23% year over year and declined 24% sequentially.

Total operating expenses represented 30.7% of net sales, compared to 24.7% and 23.7% of net sales in 1Q05 and 4Q05, respectively. The Company’s operating margin increased from 18.8% in 1Q05 to 22.3% in 1Q06 but fell from 30.2% in 4Q05. Non-GAAP operating margin was 25.5%.

Sales and marketing expenses in 1Q06 increased by 47% from 1Q05 but fell by 18% from 4Q05 and represented 8.3% of net sales. The year-over-year increase was driven primarily by higher commissions, higher salary and benefits that were associated with increased headcount, higher rental expenses, and higher professional fees. This increase was somewhat offset by reductions in travel expenses. The sequential decrease, on the other hand, was primarily due to lower bonus accrual and lower commissions.

General and administrative expenses in 1Q06 increased 77% year-over-year and 35% sequentially, and represented 7.9% of net sales. The year-over-year increase was primarily due to higher salary and benefits from the higher headcount, stock-based compensation expense, higher professional fees, and other miscellaneous fees. The sequential increase was primarily due to an increase in professional fees and higher bad debt reserves and was partially offset by lower bonus accrual.

Research and development expenses in 1Q06 increased 19% year-over-year and decreased 29% sequentially and represented 14.5% of net sales. The year-over-year increase was driven by higher salary and benefits and stock-based compensation expense arising from higher R&D headcount, as well as higher rental, travel, and depreciation expenses, and was partially offset by lower project costs and IP licensing fees. The sequential decline was driven by lower project costs, lower bonus accrual, lower IP licensing fees, and lower professional fees.

The company-wide headcount increased 12% from 242 at the end of 4Q05 to 271 at the end of 1Q06. A large majority of the headcount increase took place in the Research and Development department.

Earnings

Net income totaled NT$137 million (US$4.2 million) in 1Q06, an increase of 42% from NT$96 million in 1Q05 and a decrease of 44% from NT$246 million in 4Q05. Non-GAAP net income was NT$155 million (US$4.8 million). The net margin was 24.1%, up from 18.6% in 1Q05 but down slightly from 28.2% in 4Q05. Non-GAAP net margin was 27.3%. Diluted earnings per ADS were NT$4.38 (US$0.14), up 20% from NT$3.64 (US$0.12) in 1Q05 and down 44% from NT$7.81 (US$0.23) in 4Q05. Non-GAAP diluted earnings per ADS were NT$4.90 (US$0.15).

Balance Sheet

At the end of 1Q06, the Company had NT$1,555 million (US$48.0 million) in cash and cash equivalents and NT$1,229 million (US$37.9 million) in short-term investments. Accounts receivable (A/R) decreased from NT$573 million (US$17.5 million) at the end of 4Q05 to NT$492 million (US$15.2 million) at the end of 1Q06. However, the average A/R days increased from 55 days to 86 days, mainly as a result of lower sales in 1Q06. Inventory decreased from NT$279 million (US$8.5 million) at the end of 4Q05 to NT$257 million (US$7.9 million) at the end of 1Q06. However, the average inventory days increased from 58 days to 92 days, mainly as a result of lower business volume in 1Q06. Total assets were NT$4,065 million (US$125.4 million), which was approximately the same as at the end of 4Q05.

Current liabilities decreased from NT$631 million (US$19.2 million) at the end of 4Q05 to NT$428 million (US$13.2 million) at the end of 1Q06, primarily due to a reduction in accounts payable. There was no material change in the Company’s long-term liabilities.

There were 123.114 million ordinary shares outstanding at the end of 1Q06, which was equivalent to 30.779 million units of ADS.

Business Outlook:

In March, the Company started to see a pick up in demand for small form factor flash memory cards as some customers began manufacturing these cards for bundling into mobile phones. We are optimistic about continuing growth in this area in the second quarter, especially in micro-SD, mini-SD, and MMC Mobile form factors. The Company also expects declines in NAND flash memory prices to be moderate in the second quarter after having gone through dramatic declines in the first quarter.

The Company currently expects sales in the second quarter of 2006 to be approximately US$20-$22 million, which represents a sequential increase of 14%-26% from US$17.5 million in the first quarter. The Company estimates that its gross margin in 2Q06 should be similar to its 1Q06 level and its operating margin should improve from its 1Q06 level.

Webcast of Conference Call:

The Company’s management team will conduct a conference call at 10:00 am Eastern Time on April 28. A webcast of the conference call will be accessible on the Company’s web site at http://www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation and the requirements of SFAS No. 123(R). The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation and the effects of 123(R) upon the number of diluted shares used in calculating non-GAAP earnings per share.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures calculated in accordance with US GAAP, and the financial results calculated in accordance with US GAAP and reconciliations to those financial statements should be carefully evaluated. The non-GAAP financial measures used by the Company may be calculated differently from and therefore may not be comparable to similarly titled measures used by other companies.

The Company believes that the presentation of non-GAAP gross margin, non-GAAP operating margin, non-GAAP net income, and non-GAAP net income per share provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations.

Non-GAAP gross margin and non-GAAP operating margin are GAAP gross margin and GAAP operating margin excluding stock-based compensation expenses that are driven by discrete events that management does not consider to be directly related to the Company’s core operating performance. Similarly, Non-GAAP net income consists of net income excluding stock-based compensation expenses that are driven primarily by discrete events that management does not consider to be directly related to the Company’s core operating performance. Non-GAAP net income per share is calculated by dividing non-GAAP net income by adjusted GAAP weighted average diluted shares outstanding. For this purpose, the calculation of GAAP weighted average diluted shares outstanding is adjusted to exclude the benefit of compensation costs attributable to future services and not yet recognized in the financial statements that are treated as proceeds assumed to be used to repurchase shares under the GAAP treasury stock method.

Listed below are the items included in net income that management excludes in computing the non-GAAP financial measures referred to in the text of this press release:

Three Months Ended Mar. 31, 2006 (NT$000)
(1) Cost of sales: Stock-based compensation	963
(2) Research and development expense: Stock-based compensation	6,519
(3) Sales and marketing expense Stock-based compensation	2,461
(4) General and administrative expense Stock-based compensation	7,903

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per share data)

(unaudited)

	For the 3 Months Ended Mar. 31, 2005 (NT$)		For the 3 Months Ended Dec. 31, 2005 (NT$)		For the 3 Months Ended Mar. 31, 2006 (NT$)		For the 3 Months Ended Mar. 31, 2006 (US$)[2]	Change from 1Q05 (%)	Change from 4Q05 (%)
Net Sales		515,261		872,472		566,137	17,538	10	(35)
Cost of sales		290,729		402,282		265,897	8,237	(9)	(34)

Gross profit		224,532		470,190		300,240	9,301	34	(36)
Operating expenses
Research & development		69,036		115,342		82,145	2,545	19	(29)
Sales & marketing		32,008		57,071		46,931	1,454	47	(18)
General & administrative		25,298		33,300		44,827	1,388	77	35
Amort. of intangible assets		1,125		1,125		—	—	(100)	(100)

Subtotal		127,467		206,838		173,903	5,387	36	(16)

Operating income		97,065		263,352		126,337	3,914	30	(52)
Non-operating income (expense)
Gain on sale of investments		2,945		3,880		3,957	122	34	2
Interest income (net)		529		13,920		13,696	424	2,489	(2)
Foreign exchange gain (loss)		(1,550)		(2,711)		51	2	103	102
Others		(16)		520		708	22	4,525	36

Subtotal		1,908		15,609		18,412	570	865	18

Income before tax		98,973		278,961		144,749	4,484	46	(48)
Income tax expense		2,928		32,926		8,072	250	176	(76)

Net income		$96,045		$246,035		136,677	$4,234	42	(44)

Basic earnings per ADS	NT$	3.64	NT$	8.03	NT$	4.45	$0.14
Diluted earnings per ADS	NT$	3.64	NT$	7.81	NT$	4.38	$0.14
Margin Analysis:
Gross margin		43.6%		53.9%		53.0%
Operating margin		18.8%		30.2%		22.3%
Net margin		18.6%		28.2%		24.1%
Additional Data:
Weighted average ADS equivalents[3]		26,353		30,653		30,691
Diluted ADS equivalents		26,353		31,505		31,226

[2]	The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the income statement have been translated from New Taiwan dollars, using an average exchange rates of NT$31.4647 to US$1 for the first quarter of 2005, NT$33.4419 to US$1 for the fourth quarter of 2005, and NT$32.2792 to US$1 for the first quarter of 2006 based on the average of the noon buying rate for cable transfers of the NT dollar as certified for customs purposes by the Federal Reserve Bank of New York.

[3]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliations of GAAP to Non-GAAP Results

(NT$ thousands, except per-share amount and percentages)

(unaudited)

	Three Months Ended Mar. 31, 2006
	NT$		US$
GAAP Cost of sales		265,897		8,237
Adjustment for share-based compensation		(963)		(30)

Cost of sales excluding share-based compensation		264,934		8,207
GAAP Operating Income		126,337		3,914
Adjustment for share-based compensation within:
Cost of sales		963		30
Research and development		6,519		202
Sales and marketing		2,461		76
General and administrative		7,903		245

Operating Income excluding share-based compensation		144,183		4,467
GAAP Net Income		136,677		4,234
Adjustment for share-based compensation within:
Cost of sales		963		30
Research and development		6,519		202
Sales and marketing		2,461		76
General and administrative		7,903		245

Net Income excluding share-based compensation		154,523		4,787
GAAP diluted earnings per ADS		4.38		0.14
Adjustment for share-based compensation		0.52		0.01

Diluted earnings per ADS excluding share-based compensation	NT$	4.90	US$	0.15
GAAP Gross margin percentage		53.0%		53.0%
Adjustment for share-based compensation		0.2%		0.2%

Gross margin percentage excluding share-based compensation		53.2%		53.2%
GAAP Operating margin percentage		22.3%		22.3%
Adjustment for share-based compensation		3.2%		3.2%

Operating margin percentage excluding share-based compensation		25.5%		25.5%

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(NT$ thousands)

(unaudited)

	Dec. 31, 2005		Mar. 31, 2006
Cash and cash equivalents		1,581,993		1,554,699
Short-term investments		1,157,955		1,229,414
Accounts receivable, net		573,498		492,045
Inventories		278,528		256,536
Refundable deposits - current		60,000		60,000
Deferred income tax assets, net		48,858		105,330
Prepaid expenses and other current assets		222,563		202,385

Total current assets		3,923,395		3,900,409
Long-term investments		15,954		15,802
Property and equipment (net)		83,734		85,694
Other assets		65,048		63,571

Total assets	NT$	4,088,131	NT$	4,065,476

Accounts payable		318,841		171,746
Income tax payable		104,744		121,275
Accrued expenses and other current liabilities		207,769		134,509

Total current liabilities		631,354		427,530
Accrued pension cost		5,365		4,720
Other long-term liabilities		1,627		1,687

Total liabilities		638,346		433,937
Shareholders’ equity		3,449,785		3,631,539

Total liabilities & shareholders’ equity	NT$	4,088,131	NT$	4,065,476

About Silicon Motion:

Silicon Motion Technology Corporation is a leading fabless semiconductor company that designs, develops, and markets universally compatible, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market. The Company’s semiconductor solutions include controllers used in mobile storage media, such as flash memory cards and USB flash drives, and multimedia systems on a chip, or SoCs, used in digital media devices such as MP3 players, PC cameras, PC notebooks and broadband multimedia phones.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, our belief in the outcome of any claim or lawsuit, including our claim against one of our subcontractors for the inventory loss that we sustained during a fire at the subcontractor’s factory; unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or multimedia consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the registration statement on Form F-1 filed on June 24, 2005, as amended. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Media Contact:
Selina Hsieh	Sara Hsu
Investor Relations	Project Manager
Tel: +886 3 552 6888 x2311	Tel: +886 2 2219 6688 x3509
Fax: +886 3 552 6988	Fax: +886 2 2219 6868
E-mail: ir@siliconmotion.com	E-mail: sara.hsu@siliconmotion.com.tw